NATIONAL ENERGY GROUP, INC.
                             1400 One Energy Square
                             4925 Greenville Avenue
                               Dallas, Texas 75208



                                 March 31, 1998




Fortune Natural Resources Corporation
One Commerce Green
515 W. Greens Road, Suite 720
Houston, Texas 77067

         Re:      Asset Sale
                  East Bayou Sorrel
                  Iberville Parish, Louisiana

Gentlemen:

     National Energy Group, Inc. ("National") and Fortune Natural Resources Corporation ("Fortune") have agreed to the sale by Fortune and purchase by National of 100% of Fortune's right, title, and interest in and to the East Bayou Sorrel prospect (the "Assets") pursuant to the terms and conditions of this agreement (the "Agreement") and an assignment and bill of sale.

1.   Purchase and Sale of the Assets.

     Upon the terms and subject to the conditions set forth in this Agreement, at the Closing on March 31, 1998, Fortune shall sell, transfer, convey and assign to National all of Fortune's right, title and interest in and to the Assets more particularly described on the assignment and bill of sale attached hereto as Exhibit "A" and comprising the lands and leases within the Contract Area, as such term is defined in that certain Operating Agreement among Fortune, National et al. dated December 15, 1995, as amended ("JOA"), incorporated by reference herein.

2.   Purchase Price; Post Closing Adjustment.

     Fortune and National agree that the purchase price for the Assets shall be an amount equal to Four Million Six Hundred Ninety-Five Thousand Dollars ($4,695,000), subject to the adjustments set forth on the final post-closing adjustment statement (the "Closing Adjustment Statement") which shall provide credits to National for (a) any revenues received by Fortune and attributable to periods subsequent to April 1, 1998 (the "Effective Date"), (b) all advances and deposits relating to Fortune's interests in the Assets and received by Fortune for the applicable periods after the Effective Date, and (c) Fortune's prorated share of any accrued

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but unpaid  property and severance  taxes  relating to the Assets for any period prior to the Effective Date.

     The Closing Adjustment  Statement shall also provide credits to Fortune for
(x) its interest in the value of all oil or natural gas liquids produced or in storage or downstream of the pipeline connection constituting the point of sale at the Effective Date, (y) all deposits and expenses paid by Fortune and relating to any of the Assets for any period of time after the Effective Date, and (z) the value of any severance or property taxes paid by Fortune and relating to the Assets for any period after the Effective Date.

     Notwithstanding the foregoing, the parties desire to reach a preliminary accord with respect to the adjustments which are expected to be included in the Closing Adjustment Statement. For purposes of such preliminary accord only, and not by way of limitation on the line items to be included in the final Closing Adjustment Statement or the size of such items, the parties have detailed on Exhibit "B", attached hereto, certain preliminary adjustment amounts. Other items consistent with the foregoing shall be included in the final Closing Adjustment Statement as appropriate and shall be applied to the purchase price as credits or debits, as the case may be.

     If the preliminary adjustment amounts described on Exhibit "B" reflect a balance owing to Fortune, such balance owing shall be delivered in cash at the Closing. If the preliminary adjustment amounts reflect a balance owing to National, such balance owing shall be an adjustment to the purchase price at Closing. Within sixty (60) days following the Closing, National shall provide Fortune with the final Closing Adjustment Statement.

     The final Closing Adjustment Statement shall be conclusively deemed to be accurate and shall be binding unless written notice to the contrary is delivered by Fortune to National within thirty (30) days of its receipt. The parties shall undertake to agree on all adjustments to the purchase price as contained in the final Closing Adjustment Statement (the "Final Adjustments") no later than ninety (90) days after the Closing. Following such agreement to the Final Adjustments (a) all monies, proceeds, receipts, credits, and income attributable to Fortune's interest in the Assets for all periods of time subsequent to the Effective Date shall be the sole property and entitlement of National, and, to the extent received by Fortune, shall be fully disclosed, accounted for, and transmitted promptly to National, and (b) all monies, proceeds, receipts and income attributable to Fortune's interest in the Assets for all periods of time prior to the Effective Date shall be the sole property and entitlement of Fortune, and, to the extent received by National shall be fully disclosed, accounted for, and transmitted promptly to Fortune. All costs, expenses, disbursements, obligations, and liabilities attributable to Fortune's interest in the Assets for any period of time prior to the Effective Date, regardless of when due or payable, shall be the sole obligation of Fortune and Fortune shall promptly pay and hold National harmless from and against the same. All costs, expenses, disbursements, obligations, and liabilities attributable to Fortune's interest in the Assets for periods of time on or subsequent to the Effective Date, regardless of when due or payable, shall be the sole obligation of National, and National shall promptly reimburse Fortune for and hold Fortune harmless from and against the same.

     Within five (5) days following the parties' agreement to the Final Statement, the party owing any balance pursuant thereto shall remit in cash to the other party such balance owing; provided, however, in the event (i) severance tax abatement adjustments or (ii) audit adjustments as described in Paragraph 6, below (collectively (i) and (ii) referred to herein as the "Contingent Liabilities") are not finalized and included on the Final Statement, or not

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otherwise  resolved  by the  parties  hereto  within the ninety  (90) day period following the Closing; payment with respect to outstanding balances, if any, attributable to either or both Contingent Liabilities shall be made within five
(5) days following a final resolution of each.

3.   Warranty.

     The purchase and sale of the Assets described herein is made by Fortune and accepted by National without any express or implied warranty or representation as to the merchantability of fitness for any purpose and without any other express or implied warranty or representation whatsoever. National accepts the Assets in their "as is, where is" condition; provided that Fortune transfers to National at the Closing all substitution and subrogation rights and actions of warranty that Fortune has or may have against predecessors in title or any third party claiming rights thereto.

4.   Relationship Following Closing; Non-Compete.

     Fortune and National, for themselves and on behalf of their successors and assigns, agree to use their best efforts and cooperate with the other to consummate the transactions contemplated herein that each may attain the benefits of its bargain with the other. Accordingly, it is acknowledged and agreed that although not foreseen or contemplated as of the date hereof, either or both at the reasonable request of the other shall do, execute, acknowledge and deliver or cause to be delivered or done any such further acts, deeds, assignment, transfers, conveyances, powers of attorney, and assurance as may be necessary to carry out the terms and intent of the Agreement (including cooperation in any litigation with respect to the Assets brought by any party not a party to this Agreement). Fortune further agrees that in order for National to obtain the benefits provided in this Agreement, it will not directly or indirectly, for itself or on behalf of any third party, for a period of three
(3) years following the Closing acquire any interest in lands or leases within the Contract Area without the express written consent of National.

5.   Confidentiality.

     Fortune acknowledges and agrees that as a party to the JOA it has been afforded access to and is in possession of certain non-public confidential information concerning the Assets and the Contract Area (the "Confidential Information") and the dissemination of which to unauthorized parties could result in irreparable harm to National. Therefore, Fortune agrees that such Confidential Information shall not be disclosed to any third party without the express written consent of National; provided that this provision shall become inoperative as to any such portion of the Confidential Information which (a) becomes generally available to the public other than as a result of a disclosure by Fortune or its representatives; (b) was available on a non-confidential basis prior to its disclosure; (c) become available on a non-confidential basis from a source other than National when Fortune reasonably believes such source is entitled to make the disclosure; (d) is developed by or for Fortune independent of Confidential Information made available by National; (e) is subject to disclosure pursuant to the rules promulgated by the Securities and Exchange Commission of the United States, the respective stock exchanges upon which the parties are listed or other regulatory agency having lawful jurisdiction, or (f) in the written opinion of counsel is required to be disclosed. Except as provided for above, the obligation under this Agreement to preserve the confidentiality of the Confidential Information shall terminate three (3) years following the Closing.


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6.   Miscellaneous.

     Nothing contained herein shall be construed so as to alter or diminish the rights of Fortune or National as set forth in the JOA between the parties including, but not limited to, the right to audit the production, revenue, or joint interest billing records of operations conducted on the Assets prior to the Effective Date. The parties intend, and do hereby affirm, that such rights are to remain in Fortune and National for a period of ninety (90) days following the Closing of the transaction contemplated hereby; provided that the parties acknowledge and agree to extend such ninety (90) day period for an additional period which shall end ninety (90) days after the later of (a) the determination of the severance tax abatement adjustments referred to in Paragraph 2 above, or
(b) the submission to National and Fortune of the report of recommended audit adjustments concerning that certain audit pertaining to the Assets to be conducted by certain of the current working interest owners pursuant to the terms and conditions of the JOA. Nothing contained herein, however, shall be interpreted to alter or affect the rights of either party hereto to recover from the other at any time any amounts due as a result of adjustments to severance tax or the audit referred to in subparagraphs (a) and (b) above.

     This Agreement, including the attached Exhibits, contains the entire understanding of the parties hereto and supersedes all prior agreements between the parties with respect to the subject matter hereof. This Agreement may be amended or modified only by a written instrument duly executed by Fortune and National. THE VALIDITY AND CONSTRUCTION OF THIS AGREEMENT SHALL BE GOVERNED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF TEXAS.

     In the event of a dispute between the parties to this Agreement, the parties agree not to file any action or petition in any court of law or equity for any relief, but to participate in good faith in a minimum of four (4) hours of mediation in Dallas, Texas with an attorney-mediator who has a minimum of twenty (20) years of experience in the oil and gas industry and who is trained and certified by the American Arbitration Association, the United States Arbitration and Mediation Service, or any comparable organization, and to abide by the mediation procedures and decision of such organization. The parties agree to equally bear the costs of the mediation and to proceed as expeditiously as allowed by the rules of such organization chosen to provide mediation services. In the event the parties cannot resolve their dispute through mediation as described herein, the parties agree to participate in binding arbitration and to proceed as expeditiously as allowed pursuant to the rules of the American Arbitration Association or mutually agreeable similar organization with an arbitrator or arbitrators having a minimum of twenty (20) years experience in the oil and gas industry. Such arbitration shall be held in Dallas, Texas, shall be binding and nonappealable and a judgment on the award to the prevailing party (inclusive of reasonable attorney's fees and costs) may be entered in any court having competent jurisdiction.


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     If the foregoing  accurately  reflects your understanding of our agreement, please date and sign one copy of this Agreement and return it to the undersigned.


                                Very truly yours,

                                National Energy Group, Inc.



                                By:  /s/ Miles D. Bender
                                     -----------------------------------
                                     Miles D. Bender
                                     President and Chief Executive Officer



Accepted and Agreed
this 31st day of March, 1998.


Fortune National Resources Corporation



By: /s/ Tyrone J. Fairbanks
    ----------------------------------
    Tyrone J. Fairbanks
    President and Chief Executive Officer